FOR IMMEDIATE RELEASE
April 3, 2000

            CORPORATE CONTACTS:      J. Christopher Corsbie
                                     Director, Marketing Communications
                                     and Media Relations
                                     561/581-6035
                                     ccorsbie@emergeinteractive.com
                                     ------------------------------

                                     Melinda Wilken
                                     RightWorks
                                     408-882-0350 x120
                                     melinda.wilken@rightworks.com
                                     -----------------------------

       INVESTOR RELATIONS CONTACT:   Mandy Haagenson
                                     Fleishman-Hillard
                                     404-659-4446, ext. 148
                                     haagensm@fleishman.com
                                     -----------------------


                      eMERGE INTERACTIVE MAKES MAJOR MOVE
                        TO EXPAND ITS ONLINE MARKETPLACE


            Licensing agreement for RightWorks B2B exchange software
              supports eMerge's plans for aggressive online growth
                   and transformation of U.S. cattle business


     SEBASTIAN, FL, April 3, 2000 - Beef-business e-commerce pioneer eMerge Interactive, Inc. (EMRG) announced today that it has licensed RightWorks B2B exchange software for powering digital marketplaces. eMerge will use the RightWorks 5.0 platform as the core technology to drive aggressive expansion of its already well-established online marketplace for the nation's cattle industry.

     "RightWorks represents the next step in meeting our objective of transforming America's cattle industry," said eMerge Chief Executive Officer Chuck Abraham. "It will serve as a far more powerful engine for delivering our marketplace services to all segments of the beef-supply chain, including more than a million American cattle producers."

     eMerge's online exchange currently brings together thousands of cattle buyers and sellers through its CattleinfoNet portal, he pointed out. "Our products and services are already being used by more than 50 percent of the nation's top 200 feedyards, which control 65 percent of the U.S. cattle market. Very simply, we needed more power to accommodate our growth; and now, with RightWorks, we're positioned to expand this marketplace exponentially."

     eMerge selected RightWorks only after an extensive evaluation of a number of available solutions, according to Arvind Subramanian, Executive Vice President, Marketing and E-business.

     "First, RightWorks' technology is exceptionally robust, proven and scalable. That's critical because CattleinfoNet already hosts the industry's largest online inventory of cattle while serving as a source of general and proprietary information for thousands of beef-business professionals. So we're anticipating that our online marketplace will facilitate huge transaction volumes as it grows."

     Just as important, Subramanian said, it's the most buyer-friendly platform available. "That makes it a perfect fit for our customers, whose businesses require that they spend less time at their computers than their counterparts in other industries."

     Abraham said that this B2B exchange platform will power not only the company's online marketplace, but will also leverage the information captured by its producer and feedyard information-management solutions to benefit vendors and customers alike.

     "This licensing agreement will give us the opportunity to direct individual customers to the products and services they use every day, as well as to others that might make their businesses more profitable," he said. "And they'll be able to access it all from a single web site."

     A pilot marketplace will be open for business to a limited number of buyers and suppliers within 90 days, Subramanian said, with full roll-out scheduled for the third quarter of this year. Negotiations are underway with a select group of progressive suppliers who are eager to expand their market reach and to capitalize on the wealth of buyer information available only through this marketplace.

     "The RightWorks platform is designed to take full advantage of everything the Internet stands for: universal access and ease of use," said Vani Kola, RightWorks CEO and founder. "eMerge is remarkable in that, with RightWorks, they are bringing the richness of the digital marketplace experience to a trading community that is beginning to embrace this technology at an accelerated pace."

     This agreement between two companies associated with Internet Capital Group
(ICG) is significant, Abraham added.

     "In October of 1999, ICG acquired an interest in eMerge, and last month ICG entered into an agreement to acquire a majority interest in RightWorks," he said. "Our licensing agreement underscores the value of ICG's uniquely collaborative network of B2B e-commerce companies."


About eMerge Interactive
------------------------

eMerge Interactive is a next-generation business-to-business e-commerce company whose goal is to transform the cattle industry by lowering costs, improving beef safety and quality, and enhancing animal welfare. Toward these ends, it has harnessed the power of advanced technologies to eliminate inefficiencies in the supply chain, improve cattle health and genetics management, and enable electronic source and process verification. Its tools include the world's most well-established online cattle-auction service, state-of-the-art information-management systems, and exclusive online content and analysis, all accessible at www.cattleinfonet.com. In addition, the company is pioneering leading-edge
---------------------
technologies to improve cattle health and enhance the safety of our nation's beef supply. With headquarters in Sebastian, Florida, and offices across the U.S., eMerge Interactive can be reached at 561-589-5310 or at www.emergeinteractive.com.
-------------------------

About RightWorks
----------------

Founded in 1996, RightWorks is the leading provider of e-procurement software for powering the B2B exchanges that lie at the heart of digital marketplaces across the Internet. RightWorks offers an extensive range of capabilities that are being adopted by both vertical market makers and corporate market makers, as well as corporations implementing e-procurement solutions - all of which are available as in-house or hosted solutions. RightWorks 5.0, the latest release of the company's flagship product, is architected to take advantage of the dynamic and distributed nature of the Internet with innovations such as an open "many-to-many" trading platform, Universal Network Content(TM), and Business Personalization(TM). RightWorks customers represent a wide range of markets and include companies such as CSC, Embion, FacilityPro.com, ShopNow.com, VerticalNet, Wells Fargo Bank and others. RightWorks is a privately held company backed by Sequoia Capital and others. Based in San Jose, Calif., RightWorks can be reached at 408.882.0350 and at www.rightworks.com.
   ------------------

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
----------------------------------------------------------------------------
The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of partner companies of ICG, acquisitions by ICG of interests in additional partner companies, additional financing requirements of ICG, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in ICG's filings with the Securities and Exchange Commission.
                                      ###